The Prudential Insurance Company of America
                                     Corporate Office
                                     Newark, New Jersey



   Annuitant                                                Contract Number
Annuity Date                                                Contract Date



     Agency



We will make monthly payments starting on the annuity date we show in the window of this page. We make this promise subject to all the provisions of this contract.

Please read this contract with care. A guide to its contents is on the last page. A summary is on page 2. If there is ever a question about it, or there is a claim, just see one of our representatives or get in touch with one of our offices.

Except with respect to any fixed-dollar payout which you may elect, the benefits, payments and values under this contract are on a variable basis. They will reflect the investment experience of the separate account to which the contract is related; they are subject to change both up and down and are not guaranteed as to dollar amount except as provided under the Death of Annuitant and Settlement Provisions for the Beneficiary sections.

We make this contract available in connection with pension, profit-sharing and annuity purchase plans and Individual Retirement Annuities intended to qualify for special Federal Income Tax treatment under the Internal Revenue Code of 1954, as amended. In order to obtain or retain that tax treatment the exercise of rights and privileges under the contract by the Annuitant may be restricted. We assume no responsibility for determining that a particular plan or Individual Retirement Annuity is so qualified, that a particular Annuitant is eligible under the plan or Individual Retirement Annuity or that the exercise of such rights and privileges complies with the restrictions.

Right to Cancel Contract.--Not later than ten days after you get this contract, you may return it to us. All you have to do is take it or mail it to one of our offices or to the agent who sold it to you. We will cancel the contract and promptly give you its net asset value, determined as of the date your request is received, without redemption charge.

The provisions on this and the following pages of this contract comprise the entire contract. The contract was signed for Prudential on the contract date, which is the date of issue.

          Secretary                                   President

Variable Annuity Contract with Flexible Purchase Payments--Monthly annuity payments starting on Annuity Date. Payment as stated upon death before Annuity Date. Purchase payments payable during Annuitant's lifetime until Annuity Date.

QVIP-84 (CAL.)
                                     II-36